PXRE Group Ltd.


Street Address:            Mailing Address:
PXRE House                 P.O. Box HM 1282                  [LOGO OMITTED]
110 Pitts Bay Road         Hamilton, HMFX
Pembroke HM 08             Bermuda
Bermuda
441-296-5858
441-296-6162 Fax
www.pxre.com


August 10, 2006

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Mail Stop 6010
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C.  20549


            Re:   PXRE Group Ltd.
                  Form 10-K for Fiscal Year Ended December 31, 2005 File No. 1-15259

Dear Mr. Rosenberg:

This will acknowledge receipt of the comment letter dated as of August 4, 2006, which was received by PXRE Group Ltd. via facsimile on August 7, 2006.

In light of the scope and complexity of the Staff's comments and due to the vacation schedules of our actuarial and finance staffs, we expect to provide our response no later than August 31, 2006.

Please call me at 441-278-3727 if the foregoing presents any problems.



Sincerely,

/s/ Robert P. Myron
-------------------
Robert P. Myron
Executive Vice President &
Chief Finanical Officer